PRESS RELEASE	MARCH 1, 2022

Largo to Release Fourth Quarter and Annual 2021 Financial Results on March 16, 2022

  Shareholder webcast and conference call with Paulo Misk, President and CEO, Ernest Cleave, CFO, Paul Vollant, VP of Commercial and Stephen Prince, President of Largo Clean Energy will be conducted at 10:00 a.m. ET on Thursday, March 17, 2022

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) will release its fourth quarter and annual 2021 financial results on Wednesday, March 16 after the close of market trading. Additionally, the Company will host a webcast and conference call to discuss its fourth quarter and annual 2021 operating and financial results on Thursday, March 17 at 10:00 a.m. ET.

Details of the webcast and conference call are listed below:

Date:	Thursday, March 17, 2022
Time:	10:00 a.m. ET
Webcast Registration Link:	https://produceredition.webcasts.com/starthere.jsp?ei=1531547&tp_key=73b5ede5f4
Dial-in Number:	Local: +1 (647) 794-4605
North American Toll Free: +1 (888) 204-4368
Conference ID:	1507085
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 1507085
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/English/investor-resources

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is undergoing a strategic transformation to vertically integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to renewable energy and a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com